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                                                                EXHIBIT 99(8)(i)

               SECOND AMENDMENT TO INVESTMENT ACCOUNTING AGREEMENT

     THIS SECOND AMENDMENT TO INVESTMENT ACCOUNTING AGREEMENT (the "Amendment") is made effective as of November 5, 2004 by and among MEMBERS MUTUAL FUNDS and various registered investment companies listed on Schedule A to the Agreement (as hereinafter defined), as it may be amended from time to time (each a "Fund"), and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company ("State Street").

                                  WITNESSETH:

     WHEREAS, Fund and State Street are parties to that certain Investment Accounting Agreement dated as of October 28, 2000 and amended as of March 29, 2001 with an updated Schedule A (the "Agreement"); and

     WHEREAS, Fund and State Street desire to amend and supplement the Agreement upon the following terms and conditions.

     NOW THEREFORE, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Fund and State Street hereby agree that the Agreement is amended and supplemented as follows:

1.   Section 7 is hereby amended to state in its entirety:

     This agreement shall be effective as of October 28, 2000 and the initial term of this Agreement is for a period of three (3) years following October 28, 2000. Thereafter, this Agreement shall continue to be effective until terminated by Fund or State Street upon written notice delivered or mailed, postage prepaid, to the other party and received not less than ninety (90) days prior to the date upon which such termination will take effect. Upon termination hereof:

     A. Fund will pay State Street its fees and compensation due hereunder and its reimbursable disbursements, costs and expenses paid or incurred to such date;

     B. Fund will designate a successor which may be Fund by Instruction to State Street; and

     C. State Street will, upon payment of all sums due to State Street from Fund hereunder or otherwise, deliver all accounts and records and other properties of Fund to the successor, or, if none, to Fund, at State Street's office.

     In the event that accounts, records or other properties remain in the possession of State Street after the date of termination hereof for any reason other than State Street's failure to deliver the same, State Street is entitled to compensation as provided in the then-current fee schedule for its services during such period, and the provisions hereof relating to the duties and obligations of State Street will remain in full force and effect.

2. General Provisions. This Amendment will at all times and in all respects be construed, interpreted, and governed by the laws of The Commonwealth of Massachusetts, without giving effect to the conflict of laws provisions thereof. This Amendment may be executed in any number of counterparts, each constituting an original and all considered one and the same agreement. This Amendment is intended to modify and amend the Agreement and the terms of this Amendment and the Agreement are to be construed to be cumulative and not exclusive of each other. Except as provided herein, the Agreement is hereby ratified and confirmed and remains in full force and effect.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers to be effective as of the date first above written.

STATE STREET BANK AND TRUST COMPANY           MEMBERS MUTUAL FUNDS

By: /s/ Kenneth A. Bergeron                   By: /s/ Mary Hoffman
    ----------------------------------           -------------------------------
Name, Title: Kenneth A. Bergeron              Name, Title: Treasurer
             -------------------------                     ---------------------
             SENIOR VICE PRESIDENT